Exhibit 99.1

Scinai Awarded Israel Innovation Authority Grant to Expand Fill-and-Finish CDMO Capabilities

Grant funds two-thirds of a NIS 1.23 million ($373K) project to strengthen Scinai Bioservices’ small-batch fill and finish capabilities, addressing a critical need among early-stage biotech companies in Israel and abroad

JERUSALEM, Oct. 6, 2025 /PRNewswire/ -- Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) (“Scinai” or the “Company”), a biopharmaceutical company with a growing boutique contract development and manufacturing organization (CDMO) business unit, Scinai Bioservices, today announced that it has been awarded a non-dilutive grant of approximately NIS 809,000 (about $246,000) from the Israel Innovation Authority (IIA). The grant will fund approximately 66% of a NIS 1.23 million ($373,000) project aimed at acquiring and installing an advanced fill-and-finish system for sterile manufacturing. This investment addresses a major industry gap, as most early-stage biotech companies in Israel lack access to local, flexible, small-scale GMP manufacturing. As a result, many are forced to outsource overseas at high cost, with long lead times and limited control. Designed to accommodate diverse primary packaging formats with minimal reconfiguration, the system enables rapid batch turnaround and efficient switching between campaigns, substantially enhancing Scinai’s fill-and-finish capacity and operational flexibility.

Strengthening Scinai’s CDMO Infrastructure

The IIA’s decision recognizes Scinai’s leadership in building Israel’s biopharma manufacturing infrastructure. As noted in the Israel Innovation Authority’s award letter, CDMO services are essential for early-stage pharmaceutical and academic teams, allowing them to make the most of limited resources by accessing advanced facilities, equipment, and expertise without major capital investment.

Although Israel’s biopharma sector, with over 300 companies, remains underserved by a full-service CDMO, the same challenge exists globally among early-stage biotech innovators. Scinai is addressing this need by offering end-to-end, flexible CDMO solutions to clients in Israel, the U.S., and Europe, supporting drug development from early clone selection through GMP drug substance and drug product manufacturing.

Since initiating CDMO operations in 2023, Scinai Bioservices has provided high-quality manufacturing and development support to numerous Israeli and international biotech companies. The Jerusalem-based cGMP facility offers close collaboration, rapid project initiation, and flexible technical execution, delivering personalized attention that early-stage clients value. The planned expansion supported by the IIA grant will further strengthen Scinai’s ability to provide agile, small-batch, end-to-end CDMO services to biotech innovators in Israel and worldwide, fully compliant with EMA and FDA cGMP standards.

“This grant is a strong vote of confidence in Scinai Bioservices’ growing role as a cornerstone of Israel’s biopharma manufacturing ecosystem,” said Amir Reichman, CEO of Scinai. “The IIA’s support enables us to expand our fill-and-finish capacity and provide early-stage biotech companies in Israel and abroad with the kind of flexible, high-quality, and responsive CDMO partnership typically available only through large global players. We’re proud to deliver these capabilities locally—combining world-class standards with the personalized attention that early-stage innovators deserve”.

Serving Early-Stage Biotech Clients Worldwide

Scinai Bioservices focuses on supporting early-stage biotech companies in Israel, the U.S., and Europe that require personalized, agile, and cost-effective solutions. These projects—often funded by venture investors or biotech entrepreneurs—value immediate project starts, hands-on technical guidance, and close scientific collaboration, which larger CDMOs rarely provide as they prioritize major pharma accounts. Scinai delivers this boutique approach at competitive prices while maintaining global regulatory compliance.

Installation and qualification of the new filling system are expected in Q1 2026, with commercial operation planned for Q2 2026.

Scinai’s Complementary R&D Business

In addition to its CDMO operations, Scinai’s R&D business unit develops novel biological drug candidates for inflammatory and immunological (I&I) diseases. The Company holds an option to acquire PinCell Srl, developer of PC111 for severe autoimmune blistering diseases such as pemphigus vulgaris (PV), Stevens-Johnson syndrome (SJS), and toxic epidermal necrolysis (TEN). Scinai is also advancing an intradermal NanoAb targeting IL-17 A and F for localized treatment of plaque psoriasis, and it retains exclusive options to in-license additional NanoAbs from the Max Planck Society (MPG) and University Medical Center Göttingen (UMG) addressing I&I indications with unmet medical needs.

About Scinai Immunotherapeutics

Scinai Immunotherapeutics Ltd. (NASDAQ: SCNI) is a biopharmaceutical company with two complementary business units:

●	Scinai Bioservices, a boutique CDMO providing analytical method development, process development, and clinical cGMP manufacturing services for biotech clients worldwide.

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Scinai R&D, focused on developing innovative I&I therapeutics based on NanoAbs (VHH antibody fragments) with unique physicochemical properties suitable for advanced mono- and multi-specific antibody formats.

Company website: www.scinai.com

Company Contacts

Investor Relations - Allele Capital Partners | +1 978 857 5075 | aeriksen@allelecapital.com
Business Development | +972 8 930 2529 | bd@scinai.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements. These forward-looking statements reflect management’s current views with respect to certain current and future events, including statements regarding the Company’s CDMO business, and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of Scinai Immunotherapeutics Ltd. Risks and uncertainties include, but are not limited to; the risk that that the Company will not successfully install and qualify the new filling system or that it will be delayed or that the small-batch filling and capping capabilities will not be commercially successful or commercial operations will be delayed, the Company will be unable to remain compliant with the continued listing requirements of Nasdaq; lower than anticipated revenues of Scinai’s CDMO business in 2025 and thereafter; failure to sign agreements with other potential clients of the CDMO business; the risk that the Company will not be awarded, or there will be delays in decisions with respect to, the potential grants from the FENG program, the EU Step program; that the Company will not exercise its right to acquire PinCell; a delay in the commencement and results of pre-clinical and clinical studies, including the Phase 1/2a study for psoriasis, the risk of delay in, Scinai’s inability to conduct, or the unsuccessful results of, its research and development activities, including the contemplated in-vivo studies and a clinical trial; the risk that Scinai will not be successful in expanding its CDMO business or in-license other nanoAbs; the risk that Scinai may not be able to secure additional capital on attractive terms, if at all; the risk that the therapeutic and commercial potential of nanoAbs will not be met or that Scinai will not be successful in bringing the nanoAbs towards commercialization; the risk of a delay in the preclinical and clinical trials data for nanoAbs, if any; the risk that our business strategy may not be successful; Scinai’s ability to acquire rights to additional product opportunities; Scinai’s ability to enter into collaborations on terms acceptable to Scinai or at all; timing of receipt of regulatory approval of Scinai’s manufacturing facility in Jerusalem, if at all or when required; and the risk that drug development involves a lengthy and expensive process with uncertain outcomes. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on May 7, 2025, and the Company’s subsequent filings with the SEC. Scinai undertakes no obligation to revise or update any forward-looking statement for any reason.

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